JOUNCE THERAPEUTICS, INC.

1030 Massachusetts Avenue

Cambridge, MA 02138

VIA EDGAR

January 23, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

RE:	Jounce Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-215372

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jounce Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 25, 2017, at 3:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Ryan S. Sansom at (617) 570-1373.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  Ryan S. Sansom, by facsimile to (617) 801-8806.

If you have any questions regarding this request, please contact Ryan S. Sansom of Goodwin Procter LLP at (617) 570-1373.

[Remainder of Page Intentionally Left Blank]

Sincerely,

JOUNCE THERAPEUTICS, INC.

/s/ Richard Murray
Richard Murray, Ph.D.
President and Chief Executive Officer

Kim C. Drapkin, Jounce Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Ryan S. Sansom, Goodwin Procter LLP